December 21, 2005

Margaret Fitzgerald
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via Facsimile (202-772-9208) and EDGAR Correspondence

RE:	BB&T Corporation (“the Company”) Form 10-K for Fiscal Year Ended December 31, 2004 Forms 10-Q for Fiscal 2005 File No. 001-10853

Dear Ms. Fitzgerald:

This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated December 1, 2005 concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2004 and Forms 10-Q for Fiscal 2005.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1: Summary of Significant Accounting Policies
Loan Securitizations, page 75

1.	Comment: Please revise to clarify how you account for loan securitizations and sales to third party investors under SFAS 140.

Response:	We will revise our future filings to clarify our accounting for loan securitizations and sales to third party investors in the following manner:

Margaret Fitzgerald
United States Securities and Exchange Commission
December 21, 2005
Page - 2 -

“BB&T securitizes most of its fixed-rate conforming mortgage loans, converts them into mortgage-backed securities issued primarily through Freddie Mac and Fannie Mae, and sells the resulting securities to third party investors. BB&T records loan securitizations as a sale when the transferred loans are legally isolated from its creditors and the other accounting criteria for a sale are met. Gains or losses recorded on loan securitizations depend in part on the net carrying amount of the loans sold, which is allocated between the loans sold and retained interests based on their relative fair values at the date of sale. BB&T generally retains the mortgage servicing on loans sold. Since quoted market prices are not typically available, BB&T estimates the fair value of these retained interests using modeling techniques to determine the net present value of expected future cash flows. Such models incorporate management's best estimates of key variables, such as prepayment speeds and discount rates appropriate for the risks involved. Gains and losses incurred on loans sold to third party investors are included in mortgage banking income on the Consolidated Statements of Income

BB&T also periodically securitizes mortgage loans that it intends to hold for the foreseeable future and transfers the resulting securities to the securities available for sale portfolio. This is generally accomplished by exchanging the loans for mortgage-backed securities issued primarily by Freddie Mac. Since the transfers are not considered a sale, no gain or loss is recorded in conjunction with these transactions.”

Note 2: Business Combinations, page 79

2.	Comment: Please revise to clarify your accounting for the other net adjustments reflected in the table and to disclose the authoritative basis in determining your accounting.

Response: We will revise our disclosures in future filings to identify the authoritative basis for our accounting and to clarify the other net adjustments in the following manner:

“In conjunction with the consummation of an acquisition and completion of other requirements, BB&T typically accrues certain merger-related expenses related to estimated severance and other-personnel related costs, lease terminations, disposal of duplicate facilities and equipment, termination of data processing contracts and other costs associated with the acquisition. The costs related to the acquired entity are accrued in accordance with the guidance in EITF 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination”, and generally recorded as adjustments to the purchase price unless they are required to be expensed as incurred. The costs related to existing BB&T facilities and personnel are recorded in accordance with the guidance in SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” and SFAS 112, “Employers’ Accounting for Postemployment Benefits”, as appropriate, and reflected as merger-related and restructuring charges on the Consolidated Statements of Income.

Margaret Fitzgerald
United States Securities and Exchange Commission
December 21, 2005
Page - 3 -

The following tables present a summary of BB&T's merger accrual activity for 2004 and 2003 (tables not presented herein). The amounts reflected as other, net are primarily adjustments to goodwill resulting from revised estimates of merger accruals related to the acquired entity.”

3.

Comment:   We note your disclosure in Note 11 that the vested options granted in connection with business combinations are included in the purchase price. Please revise to clarify how you consider paragraph 85 of FIN 44 in accounting for unvested options.

Response:   Please be advised that we have not granted unvested replacement options in connection with business combinations during the financial statement periods presented. Accordingly, we do not believe additional disclosures are necessary at this time. In the event the Company grants unvested replacement options in conjunction with future business combinations that are material to our financial statements, we will include appropriate disclosures at that time.

Note 3: Securities, page 83

4.

Comment:   Please revise to identify the specific nature of your investments in US Government entities and provide an expanded discussion of how you determined that the unrecognized loss is not other than temporary.

Response:   In addition to the disclosures on page 71 of the Company’s Form 10-K, which describe the factors that we consider in evaluating our held-to-maturity and available-for-sale investment securities for other-than-temporary impairment, we will revise our disclosures in future filings to identify the specific nature of our investments in U.S. government entities and expand the discussion related to our conclusions regarding temporary impairment in the following manner:

“On December 31, 2004, BB&T held certain investment securities having continuous unrealized loss positions for more than 12 months totaling $131.0 million. Substantially all of these investments were in U.S. government entity securities, which are primarily comprised of debentures issued by the Federal Farm Credit Bureau, the Federal Home Loan Bank System, the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. All of these agencies are rated AAA and the unrealized losses are the result of increases in market interest rates rather than the credit quality of the issuers. Furthermore, substantially all of these securities have a market value at December 31, 2004 that is within 5% of their amortized costs. BB&T has the ability and intent to retain these securities for a period of time sufficient to recover all unrealized losses. Accordingly, BB&T has not recognized any other-than-temporary impairment in connection with these securities.”

Margaret Fitzgerald
United States Securities and Exchange Commission
December 21, 2005
Page - 4 -

5.

Comment:   Please revise to include the disclosure requirements of EITF 03-1 as of each date for which a statement of financial position is presented. Please provide us these disclosures as of December 31, 2003.

Response:   We will revise our disclosures in future filings to include the disclosures required by EITF 03-1 as of each balance sheet date. The following table presents our temporarily-impaired securities as of December 31, 2003:

	Less than 12 months		12 months or more		Total

	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

	(Dollars in thousands)
Securities:
U.S. Treasuries	$12,963	$51	$--	$--	$12,963	$51
U.S. government entities	6,387,513	177,744	--	--	6,387,513	177,744
Mortgage-backed securities	881,890	10,010	--	--	881,890	10,010
States and political subdivisions	158,563	750	--	--	158,563	750
Equity and other securities	140,602	4,358	33,927	4,495	174,529	8,853

Total temporarily impaired securities	$7,581,531	$192,913	$33,927	$4,495	$7,615,458	$197,408

6.

Comment:   Please revise to disclose how you have considered the criteria in paragraph 15 of SFAS 115 in determining that your transfers of securities out of the available for sale category to the trading category are “rare”.

Response:   In addition to the disclosures on page 71 of the Company’s Form 10-K please be advised that this is the first and only transfer BB&T has had into or out of its trading portfolio; therefore the Company concluded that this transfer was rare.

Note 4: Loans and Leases, page 85

7.	Comment: Please revise to clarify how you consider residual values in recording leased assets. The only disclosure we currently note concerns guaranteed residual values and lease receivables.

Response: We will revise our disclosures in future filings to expand the discussion of our accounting for lease receivables in the following manner:

“Lease receivables consist primarily of investments in leveraged lease transactions and direct financing leases on rolling stock, equipment and real property. Direct financing lease receivables are stated at the total amount of future minimum lease payments receivable plus estimated residual values and initial direct costs, less unearned income. Leveraged leases are also carried net of non-recourse debt. Income is recognized over the lives of the lease contracts using the interest method. B&T also enters into operating leases as a lessor. Operating lease equipment is carried at cost less accumulated depreciation and is depreciated to the estimated residual value using the straight-line method over the lesser of the lease term or projected economic life of the assets.”

Margaret Fitzgerald
United States Securities and Exchange Commission
December 21, 2005
Page - 5 -

8.	Comment: Revise to disclose your policy for reviewing residual values for leases, including when they are reviewed and the methodology applied by management to perform the review.

Response: We will revise our disclosures in future filings to include a discussion of the Company policy for reviewing residual values in the following manner:

“BB&T estimates the residual value at the inception of each lease. In addition, BB&T reviews residual values periodically, at least annually, and monitors the residual realizations at the end of the lease term. If the review of the estimated residual values indicates potential impairment and this decline is other than temporary, such impairment is recognized in current period earnings. Estimated residual values are evaluated using information that includes both internal and external appraisals and historical residual realization experience.”

9.	Comment: Please revise to disclose how you consider the following when initially estimating un-guaranteed residual values:

•	provisions to escalate minimum lease payments;

•	guarantees by a third party related to the lessee;

•	guarantees by a third party related to the lessor;

•	guarantees of rental payments beyond the lease term by a third party unrelated to either the lessee or the lessor; and

•	renewals or other extensions.

Response:   BB&T considers the relevant provisions of lease agreements when initially estimating residual values of leased assets, including guarantees and renewals or extension clauses. BB&T’s typical lease arrangement does not contain escalating minimum lease payments, guarantees by third parties related to the lessor or guarantees of rental payments beyond the lease term. Guarantees by third parties related to the lessee are essentially just “co-signers” and do not represent a guarantee of an amount not previously guaranteed by the lessee. Guarantees by third parties related to the lessee are included in the minimum lease payments only to the extent they represent a true guarantee giving consideration to the applicable provisions, such as exclusions, deductibles and other provisions. Should the provision preclude the determination of the amount that is guaranteed, then the guarantee is not included in the determination of minimum lease payments.

Margaret Fitzgerald
United States Securities and Exchange Commission
December 21, 2005
Page - 6 -

The Company has recorded $17.6 million of un-guaranteed residual values, which represents less than one-tenth of one percent of the entire loan and lease portfolio. Due to the relatively immaterial amount of un-guaranteed residuals we feel the disclosures would not be enhanced by further discussion of these provisions. However, we would be happy to discuss this issue further with the Staff upon their review.

Note 7: Goodwill and Other Intangible Assets, page 87

10.

Comment:   We note that there were adjustments made to goodwill related to acquisitions completed in prior years. Please revise to disclose the allocation period established by management used to finalize the purchase price allocations of your acquisitions.

Response: We will revise our future filings to expand the disclosure in our Summary of Significant Accounting Policies as follows:

“BB&T typically provides an allocation period not to exceed one year to finalize the purchase price allocations related to its business combinations.”

Note 18: Derivative Financial Instruments, page 111

11.	Comment: Please revise to disclose the following related to your derivative financial instruments:

•	Identify whether you use the long-haul method, the short-cut method, or matched terms to assess the effectiveness of your hedging strategies.

•	Describe how you assess hedge effectiveness and measure hedge ineffectiveness for each hedging strategy.

•	If you apply the short-cut method of assessing hedge effectiveness, tell us how you determined that the hedge meets the conditions of paragraph 68 of SFAS 133 to qualify for such treatment.

Response:   BB&T uses a combination of the short-cut method, the matched terms method and the long-haul method to assess the effectiveness of hedging strategies. At December 31, 2004, BB&T had $3.0 billion of fair value hedges related to its long-term debt. These hedges were in the form of interest-rate swaps and BB&T utilized the short-cut method to assess the effectiveness of the hedge at the inception of the derivative. All the criteria in SFAS 133 paragraph 68 were met in determining that these hedges qualified for use of the short-cut method.

Margaret Fitzgerald
United States Securities and Exchange Commission
December 21, 2005
Page - 7 -

BB&T also had $7.0 billion of cash flow hedges outstanding at December 31, 2004. This was comprised of $2.8 billion of interest-rate swaps hedging business loans, $3.0 billion of interest-rate swaps hedging certificates of deposit and short-term borrowings, $0.7 billion of interest-rate caps hedging certificates of deposit and short-term borrowings, and $0.5 billion of interest-rate caps hedging medium-term bank notes. BB&T primarily utilized the matched terms method to assess hedge effectiveness and measure hedge ineffectiveness related to these strategies. The Company employs the guidance in DIG Issue G9 in performing its effectiveness assessments related to interest-rate swaps and DIG Issue G20 with regards to the majority of its interest-rate cap positions.

We will revise our future filings to expand the disclosure in our Summary of Significant Accounting Policies as follows:

“BB&T uses a combination of the short-cut method, the long-haul method and the matched terms method to assess hedge effectiveness. The short-cut method is primarily used for fair value hedges of long-term debt. This method allows for the assumption of zero hedge ineffectiveness if a set of strict criteria are met at the inception of the derivative. As permitted under the short-cut method, no further assessment of hedge effectiveness is performed for these transactions. For hedges that use the matched terms method and the long-haul method to assess hedge effectiveness, BB&T documents, both at inception and over the life of the hedge, its analysis of actual and expected hedge effectiveness. This analysis includes comparison of the critical terms of the hedge and hedged item, as well as techniques such as regression analysis and hypothetical derivatives, to demonstrate that the hedge has been, and is expected to be, highly effective in off-setting corresponding changes in the fair value or cash flows of the hedged item.”

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

Note 1: Basis of Presentation
Stock Based Compensation, page 8

12.	Comment: We note that in 2005 you revised your volatility assumption in your option pricing model. Please revise to disclose management’s rationale for this change and the amount of the change.

Response:   The Company reviews the assumptions used in calculating the fair value of options at each grant date. The expected volatility factor is determined based on an analysis of historical volatility of changes in BB&T’s stock price, adjusted to reflect ways in which current information indicates that the future is reasonably expected to differ from the past. We revised our expected volatility factor in 2005 because our historical volatility rates have been declining in recent years and we expect our future volatility to be less than we estimated in prior years. The change in the expected volatility assumption resulted in an immaterial change of approximately $1.9 million in net after-tax pro-forma expense, or less than one-half of one cent per share.

Margaret Fitzgerald
United States Securities and Exchange Commission
December 21, 2005
Page - 8 -

If you have any questions or need additional information, you may contact me at 336-733-2180 or Michael L. Nichols, Vice President and Shareholder Reporting Manager, at 336-733-3079. Thank you.

Sincerely,

M. Patricia Oliver
Executive Vice President, General Counsel,
Secretary and Chief Corporate Governance Officer

CC: Chris L. Henson, Chief Financial Officer, BB&T Corporation